SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


In the Matter of:                                 QUARTERLY CERTIFICATE PURSUANT
                                                  PURSUANT TO RULE 24 UNDER THE
AMEREN CORPORATION,                               PUBLIC UTILITY HOLDING COMPANY
    and its Subsidiaries                          ACT OF 1935


File Nos.  70-9877, 70-10078, 70-10106, 70-9427

================================================================================

     Ameren Corporation ("Ameren"), a registered holding company, on behalf of itself and its subsidiaries, hereby files this certificate pursuant to Rule 24 reporting on transactions authorized by the Commission by orders dated October 5, 2001 (Holding Co. Act Release No. 27449), February 27, 2003 (Holding Co. Act Release No. 27655), January 29, 2003 (Holding Co. Act Release No. 27645), and July 23, 1999 (Holding Co. Act Release No. 27053). This certificate is filed with respect to transactions consummated during the quarter ended December 31, 2003.

A.   Financing by Ameren (File No. 70-9877):
     -------------------

     1. Sales of any Common Stock by Ameren (other than pursuant to Stock Plans) and the purchase price per share and the market price per share at the date of the agreement of sale.

          No such sales occurred during the 4th quarter of 2003.


     2. The total number of shares of Common Stock issued or issuable under options, warrants or other stock-purchase rights granted during the quarter under Stock Plans.

          Dividend Reinvestment and Stock Purchase Plan:     422,791
          Long Term Savings Plan 148 AmerenCIPS:               7,315
          Long Term Savings Plan 702 AmerenCIPS:              10,036
          Long Term Savings Plan AmerenCILCO                  13,015 (estimated)
          Savings Investment Plan Ameren                     108,194
          Long Term Incentive Plan (Restricted Common Stock)       0

          Total                                              561,351


     3. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror.

          N/A


     4. The amount and terms of any Long-term Debt, Preferred Stock or other preferred or equity-linked securities issued by Ameren, directly or indirectly through a Financing Subsidiary, during the calendar quarter.

          No such securities were issued during the 4th quarter of 2003.

     5. The amount and terms of any Short-term Debt issued directly or indirectly by Ameren during the calendar quarter.

          A. There was no commercial paper issued during the 4th quarter of 2003.

          B.   There were no bank loans during the 4th quarter of 2003.

          Maximum indebtedness at any one time:  $0.


          6. A description of the amount, terms and purpose of any Guarantee issued during the calendar quarter by Ameren and the name of the beneficiary of such Guarantee.


               Parent          Subsidiary                            Amount                     Terms               Purpose
               ------          ----------                            ------                     -----               -------
               Ameren Corp.    Ameren Energy Marketing               $ 1,000,000          12/01/03-12/31/04      Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 2,000,000          11/06/03-12/31/04      Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 5,000,000          10/31/03-12/31/04      Credit  Support
               Ameren Corp.    CILCORP Energy Services Inc.          $ 3,000,000          11/05/03-12/31/04      Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 1,000,000          10/21/03-12/31/04      Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 2,000,000          10/31/03-12/31/04      Credit Support
               Ameren Corp.    CILCORP Energy Services Inc.          $   190,000          10/15/03-12/31/04      Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 1,000,000          11/10/03-12/31/04      Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 1,000,000          11/21/03-12/31/04      Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 1,000,000          12/12/03-12/31/04      Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 1,000,000          10/14/03-12/31/04      Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 1,000,000          10/31/03-12/31/04      Credit Support
               Ameren Corp.    CILCORP Energy Services Inc.          $ 3,000,000          12/12/03-12/31/04      Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 1,500,000          10/28/03-12/31/04      Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 1,000,000          11/13/03-12/31/04      Credit Support
               Ameren Corp.    Ameren Energy Fuels & Services Co.    $ 0                  12/31/02-12/31/03      Credit Support
               Ameren Corp.    Ameren Energy Fuels & Services Co.    $ 5,000,000          10/21/03-12/31/04      Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 2,000,000          10/15/03-12/31/04      Credit Support
               Ameren Corp.    Ameren Energy Marketing               $ 0                  02/20/02-12/31/03      Credit Support




          7.   The  name  and  amount   invested  by  Ameren  in  any  Financing
               Subsidiary during the calendar quarter.

               N/A


          8. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into by Ameren during the quarter and the identity of the parties to such instruments.

               No such agreements were entered into during the 4th quarter of 2003.


          9. Consolidated balance sheet of Ameren as of the end of the calendar quarter.

               Incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 in File No. 1-14756.

B. Financing by CILCORP and Utility Subsidiaries (File Nos.70-10106 and --------------------------------------------- 70-10078):

          1. The type of long-term securities (e.g., common stock, long-term debt, preferred securities, etc.) issued by CILCORP or AmerenEnergy Resources Generating Company (AERG) f/k/a Central Illinois Generation Inc. (CIGI) during the quarter and the amount of consideration received.

               No such securities were issued during the 4th quarter of 2003.



          2. The principal terms (e.g., interest rate, maturity, dividend rate, sinking fund provisions, etc.) of any long-term securities issued by CILCORP or AERG during the quarter.

               N/A



          3. The amount and terms of any Short-term Debt issued by CILCORP, AmerenUE, AmernCIPS, AmerenCILCO or AERG (other than through the Utility Money Pool) during the calendar quarter.

               AmerenUE issued commercial paper during the 4th quarter of 2003 through A. G. Edwards, Goldman Sachs, and/or Bank One Capital Markets, ranging up to $150.0 million, at an average interest rate of 1.14%. No Short-Term Debt was issued by the other identified entities during the 4th quarter of 2003 (other than through the Utility Money Pool).

               There were no bank loans during the 4th quarter of 2003.

               Maximum indebtedness at any one time: $150.0 million on 12/31/03.


          4. If payment of any debt securities may be accelerated by the holders thereof by reason of a default by any associate company of the issuer under any obligation of such associate company
               (i.e., a cross default), the identity of such associate company and the nature of obligation of the associate company to which the cross default relates.

               There exists a cross default provision in the indenture relating to CILCORP's 8.70% and 9.375% senior unsecured notes, whereby an event of default would be triggered if there is a default in the payment of the principal under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for borrowed money of any significant subsidiary. Default must be for an aggregate amount exceeding $25 million. This would apply to any outstanding short-term or long-term AmerenCILCO indebtedness, including funded bank loans.



          5.   The amount and purpose of any Guarantee issued by CILCORP.


               Parent          Subsidiary                            Amount                     Terms               Purpose
               ------          ----------                            ------                     -----               -------
              CILCORP          CILCORP Energy Services, Inc.         $2,000,000            01/01/03-12/31/03    Credit Support


          6. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter by CILCORP, AmerenUE, AmerenCIPS, AmerenCILCO or AERG and the identity of the parties to such instruments.

               No such agreements were entered into during the 4th quarter of 2003.

          7. With respect to each Financing Subsidiary that has been formed by CILCORP, AmerenCILCO or AERG, a representation that the financial statements of the parent company of the Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each such entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent company in such Financing Subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of such Financing Subsidiary; (v) the percentage owned by the parent company; and (vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers.


               N/A

          8. Consolidated balance sheets of AmerenUE, AmerenCIPS, CILCORP, AmerenCILCO and AERG as of the end of the calendar quarter, which may be incorporated by reference to filings, if any, by such companies under the Securities Act of 1933 or Securities Exchange Act of 1934.


               Incorporated by reference to the combined Annual Report on Form 10-K for the fiscal year ended December 31, 2003 to be filed by the following companies: AmerenUE in File No. 1-2967, AmerenCIPS in File No. 1-3672, CILCORP in File No. 2-95569, and AmerenCILCO in File No. 1-2732. AERG did not become operational until October 3, 2003 when AmerenCILCO's generating assets were transferred to it. Consequently, AERG's balance sheet as of December 31, 2003 is not being provided with this report.



C.   Money Pole Transactions (File No. 70-10106):
     -----------------------
          1.   The maximum  outstanding  amount of all borrowings from and loans to the Utility Money Pool by each Utility Money Pool  participant during  the  quarter,  and the rate or range of rates  charged on
               Utility  Money Pool  borrowings  and paid on  Utility  Money Pool investments during the quarter.

               Maximum contribution/investment for AmerenUE - $22.7 million
               Maximum contribution/investment for AmerenCIPS - $16.8 million
               Maximum contribution/investment for AmerenCILCO - $0.0
               Maximum contribution/investment for Ameren Corporation - $468.1 million

               Maximum borrowing for Ameren Services - $61.2 million
               Maximum borrowing for AmerenUE - $266.9 million
               Maximum borrowing for AmerenCIPS - $121.5 million
               Maximum borrowing for AmerenCILCO - $230.2 million

               Average interest rate for the Utility Money Pool for the quarter: 1.02%


          2. The maximum outstanding amount of all borrowings from and loans to the Non-Regulated Subsidiary Money Pool by each Non-Regulated
               Subsidiary Money Pool participant during the quarter, and the rate or range of rates charged on Non-Regulated Subsidiary Money
               Pool borrowings and paid on Non-Regulated Subsidiary Money Pool investments during the quarter.

               Maximum contribution/investment for Ameren Corporation - $328.2 million
               Maximum contribution/investment for Ameren Energy Fuels & Services - $1.0 million
               Maximum contribution/investment for Ameren Energy Marketing - $42.6 million
               Maximum contribution/investment for CILCORP Energy Services - $3.7 million
               Maximum contribution/investment for CIPSCO Investment Co. - $1.5 million
               Maximum contribution/investment for Union Electric Development - $0.2 million

                                       4

               Maximum borrowing for Ameren Energy Fuels and Services - $34.9 million
               Maximum borrowing for Ameren Development - $1.5 million
               Maximum borrowing for Ameren Energy Communications - $30.0 million
               Maximum borrowing for Ameren Energy Development - $27.0 million
               Maximum borrowing for Ameren Energy Generating - $211.1 million
               Maximum borrowing for Ameren Energy Resources - $5.9 million
               Maximum borrowing for Ameren Energy - $11.5 million
               Maximum borrowing for CIPSCO Investment Co. - $5.4 million
               Maximum borrowing for Ameren ERC - $16.8 million
               Maximum borrowing for Illinois Materials Supply - $4.3 million
               Maximum borrowing for Ameren Energy Marketing - $31.6 million
               Maximum borrowing for Union Electric Development - $3.1 million
               Maximum borrowing for AERG - $18.2 million
               Maximum borrowing for Medina Valley - $37.1 million

               Average interest rate for the Non-Regulated Subsidiary Money Pool for the quarter: 8.8%



D.   Other Transactions Involving Ameren's Nonutility Subsidiaries
     -------------------------------------------------------------
     (File No. 70-9427):

1. Balance Sheet and Income Statement for each Intermediate Subsidiary for the three, six or nine month period ended.

     No financial statements are required for the fourth quarter filing.


2. Information concerning the nature and extent of services provided by any Nonutility Subsidiary that is authorized or permitted under the Act to sell goods and services during the quarter, identifying the associate company to which such services are sold, the service and the charge, and stating whether the charge was computed at cost, market or by another method (as specified herein).

     To be filed confidentially under Rule 104.


3. Information concerning the completion of any reorganization of Ameren's ownership in Intermediate Subsidiaries and/or Nonutility Subsidiaries, including the identity of the companies involved and their line of business and corporate structure both before and after the reorganization.

     N/A



     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Ameren Corporation




By       /s/ Jerre E. Birdsong                     Date: February 25, 2004
-------------------------------------
             Jerre E. Birdsong
       Vice President and Treasurer


                                       5